Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
300 Convent Street, Suite 2200
San Antonio, Texas 78205-3792
www.fulbright.com

DLANSDALE@FULBRIGHT.COM DIRECT DIAL: (210) 270-9367	TELEPHONE: FACSIMILE:	(210) 224-5575 (210) 270-7205
November 14, 2005
VIA EDGAR AND FEDERAL EXPRESS
Mr. Max Webb
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-0305
Re: CCE Spinco, Inc.
       Registration Statement on Form 10-12B filed on August 10, 2005
       File No. 01-32601
Dear Mr. Webb:
     On behalf of CCE Spinco, Inc. (the “Company”), we hereby submit to you Amendment No. 2 to the Company’s above-referenced Registration Statement on Form 10 (“Amendment No. 2”), including the amended information statement filed as an exhibit to Amendment No. 2 (the “Information Statement”), reflecting changes made in response to the Staff’s comment letter dated October 31, 2005.
     All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. All responses to the accounting comments were prepared by the Company in consultation with its independent auditors. The following numbered paragraphs, which correspond to the numbered paragraphs of the October 31, 2005 comment letter and which include specific references to Amendment No. 2, set forth the Company’s responses to the Staff’s comments.
Exhibit 99.1 Information Statement
The Distribution, page 39
Reasons for the Spin-Off, page 39
1.	We note your revisions in response to our prior comment 28. Please also discuss the fact that Clear Channel Communications, at the same time, has chosen to retain a significant ownership interest in Clear Channel Outdoor Holdings and the reasons
Houston • New York • Washington DC • Austin • Dallas • Los Angeles • Minneapolis • San Antonio • Hong Kong • London • Munich

November 14, 2005

why Clear Channel Communications is conducting the Outdoor Holdings initial public offering and your spin-off at the same time.

Response: The Company has complied with this comment by adding disclosure on page 41 of the Information Statement to also discuss the fact that Clear Channel Communications, at the same time, has chosen to retain a significant ownership interest in Clear Channel Outdoor Holdings and the reasons why Clear Channel Communications is conducting the Clear Channel Outdoor Holdings initial public offering and the Company’s spin-off at the same time.

Selected Combined Financial Data, page 54
Cash Flow Data, page 56
2.	We note your response to our prior comment 34. We will not object to your omission of the cash flow data for the two earliest periods in the selected financial data provided that you revise to disclose in the introduction to the selected financial data the reasons why this information cannot be presented and why you believe this does not render the filing misleading.

Response: The Company advises the Staff that it has complied with this comment by revising the disclosure in the introduction to the selected financial data to include the reasons why this information cannot be presented and why the Company believes it does not render the filing misleading.

Management’s Discussion and Analysis, page 58
Global Theater Results of Operations, page 68
Six Months Ended June 30, 2005 to Six Months Ended June 30, 2004, page 68
3.	Please refer to our prior comment 40. You state that the assets are periodically reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount of the assets may not be recoverable. This appears to be accounting in compliance with SFAS 144 but rather accounted for as reductions of revenue as noted in your response. If this is the case, please tell us why these impairments are not appropriately expensed. Also, cite the accounting literature upon which you relied in recognizing the impairment of your advance as reductions of revenue.
Response: The Company advises the Staff that it has complied with this comment by reclassifying impairments on its theatrical investments to divisional operating expenses.
Management, page 96
Employee Benefit Plans, page 102

November 14, 2005

4.	Please include your response to our prior comment 53 in this subsection of the information statement.
Response: The Company has complied with this comment by adding disclosure containing its response to your prior comment 53 on page 105 of the Information Statement.
Financial Statements, page F-1
Report of Independent Registered Public Accounting Firm, page F-2
5.	Please revise to remove the restrictive legend that precedes the report of the independent registered public accounting firm prior to the planned effectiveness of the Company’s Form 10 registration statement. The report with regard to the financial statement schedules included on page F-36 should be similarly revised.

Response: The Company advises the Staff that that it will remove the restrictive legend that precedes the report of the independent registered public accounting firm on page F-2 and the legend prior to the report of the independent registered public accounting firm on financial statement schedules on page F-37 prior to the planned effectiveness of the Company’s Form 10 registration statement.

Combined Statements of Operations , page F-4
6.	We note your response to prior comment number 56. As requested in our prior comment, please revise to disclose pro forma basic and diluted earnings per share for all periods presented in the Company’s statements of operations, prior to the planned effectiveness of the Company’s Form 10 registration statement.

Response: The Company advises the Staff that it has complied with this comment to disclose pro forma basic and diluted earnings per share for all periods presented in the Company’s statements of operations.

Note A – Summary of Significant Accounting Policies, page F-7
Stock Based Compensation, page F-12
7.	We note your response to our prior comment number 59. As requested in our prior comment, please revise to disclose your pro forma basic and diluted earnings per share assuming the fair value method outlined in SFAS No. 123 had been used to account for stock-based compensation, prior to the planned effectiveness of your Form 10 registration statement.
Response: The Company advises the Staff that it has complied with this comment to disclose pro forma basic and diluted earnings per share assuming the fair value method outlined in FAS 123 had been used to account for stock-based compensation.

November 14, 2005

Note B – Long-lived Assets, page F-12
Goodwill, page F-13
8.	We have reviewed your response to our prior comment number 61. However, based on the information provided in your response, we are unclear as to the nature of the purchase price allocated “correction” that was recognized during 2003. Please explain in further detail the nature of the purchase price allocation error that occurred in connection with your fiscal 2000 acquisition transaction. Additionally, please explain in further detail the nature of the “tax contingencies” aggregating $96.4 million that were reflected as an adjustment to goodwill during 2004. We understand the rationale for reversing these tax reserves during 2004 (i.e., resolution of IRS audit) but do not understand when or why these reserves were initially established in purchase accounting for the related acquisition. We may have further comment upon receipt of your response.

Response: The Company advises the Staff that the $11.1 million “correction” in 2003 was to correct intercompany accounts of the acquired company with its predecessor parent at the date of acquisition. These accounts consisted primarily of an intercompany note payable, an intercompany allowance for doubtful accounts, and intercompany accrued liabilities scheduled on the opening balance sheet of the acquired company that were included in the Company’s purchase price allocation at the time of acquisition. The eliminations for these accounts were not properly recorded on the opening balance sheet at the time of acquisition. Thus, when the Company discovered the eliminations were not properly recorded, it determined a credit to goodwill was appropriate.

     During 2000 the Company acquired SFX Entertainment, Inc. and determined during its due diligence that taxing authorities may disagree with tax positions taken on certain pre-acquisition tax filings, including the amortizable tax basis of certain intangible assets, which would negatively affect the amount of taxes previously paid by SFX Entertainment. The Company determined that these pre-acquisition liabilities should be accrued in accordance with the provisions of FAS 5 and a valuation allowance established against the related deferred tax assets. The Company recorded these liabilities and valuation allowance as part of the purchase accounting for the acquisition resulting in a corresponding increase to goodwill. During 2004, certain IRS audits were settled for certain pre acquisition periods of SFX Entertainment to which the above items related. The associated tax reserve liabilities and valuation allowance recorded as part of the purchase accounting entries were then reversed, resulting in a corresponding decrease to goodwill in accordance with the provisions of EITF 93-7 and FAS 109, paragraph 30.

Note F – Commitments and Contingencies, page F-17
9.	We note your response to our prior comment 64 and require clarification. Please tell us why, given that the adverse ruling on page 95 discloses an award of damages of $90 million you have only accrued $34.9 million. If you do not believe that payment of these damages is “reasonably possible,” explain in detail your basis for this conclusion. In addition, we continue to believe that the disclosures provided in your financial statements regarding your accruals for litigation and overall exposure to losses resulting from pending litigation are not adequate. Please revise Note F to your financial statements to disclose the amount of your potential exposure to loss resulting from pending litigation and the amount of the related accruals that have been established. If no estimate of the exposure to loss can be made, please include a statement to that effect in the notes to your financial statements. Refer to the requirements of paragraphs 9 and 10 of SFAS No. 5 and SAB Topic 5:Y, Question 2.

Response: The Company advises the Staff that as of December 31, 2004, it had accrued its best estimate of all potential litigation as disclosed in Note F. The adverse ruling disclosed on page 96 (“the Jam case”) occurred in March, 2005 and the Company disclosed this in Note M beginning on page F-25 as a subsequent event and disclosed that it had accrued its best estimate of the probable cost for the resolution of this claim. The Company further advises the Staff that in August 2005 the U.S. District Court that tried the Jam case set aside the jury verdict of $90 million and granted a new trial which will begin in February 2006. The judge dismissed the plaintiff’s claim for tortious interference with prospective economic advantage and granted the new trial with respect to damages on the plaintiff’s claim for tortious interference with the contract. The amount of potential damages related to the plaintiff’s claim for tortious interference with the contract will not be determined until the February 2006 trial. The Company has reviewed the disclosure requirements of FAS 5 paragraph 10 and SAB Topic 5:Y, Question 2 and has determined that an amount, if any, of its exposure to loss above the amount currently accrued is not determinable until the February 2006 trial. Additionally, the Company advises the Staff that it will update its disclosures to reflect these new developments. As of September 30, 2005, the Company has accrued $40.2 million under the guidance in paragraph 8 of FAS 5, which is its best estimate of all potential exposure to loss resulting from pending litigation, including the Jam case.

Note H – Income Taxes, page F-19
10.	We refer to our prior comment 67. Please note that the original comment asked that you explain why the recognition of provisions for the tax contingencies was appropriate. Please clarify for us the nature of the transaction that resulted in the tax contingencies and be specific in your response.

Response: The Company advises the Staff that the nature of the transactions that result in the recording of income tax contingency liabilities typically relate to permanent differences, uncertainties related to basis differences and other potential adjustments that could result from examination of current year or prior year tax returns by the taxing authority. Specifically, these contingencies range from positions on the tax deductibility of meals and entertainment expenses, calculations of recoverable basis in the stock or assets of acquired investments, and transfer pricing deductions on certain intercompany services. The Company believes it has an appropriate amount of tax contingency reserves on the balance sheet for each period presented. The tax contingency reserves cover potential tax, interest and penalties related to specific tax positions that were taken on the Company’s tax filings. The Company believes that the potential liabilities are probable and can be reasonably estimated in accordance with the provisions of FAS 5, and the Company records these tax contingency reserves in the period the criteria are met. Each period the tax reserves are increased for additional interest expense that may be assessed by a taxing authority related to the tax contingencies previously accrued. In addition, newly identified tax exposures and potential assessments may be added in a given interim period due to positions that were taken on the Company’s tax returns that were filed in the period or due to ongoing examinations or taxing authority determinations of the Company or similarly situated taxpayers. These increases in identified tax exposures require additions to tax contingency reserve liabilities and are recorded by increasing the provision for current income tax expense in the appropriate period.

November 14, 2005

Note K – Other Information, page F-23
11.	We have reviewed your response to our prior comment number 68 but do not concur with your conclusion that the materiality of the gains/losses on disposal of assets, and the materiality of the related assets or businesses disposed of should be assessed solely in relation to the Company’s total revenues for the respective periods. We believe these gains and losses also must be assessed for materiality in relation to the Company’s operating income and net earnings for the various periods presented. Additionally, we continue to believe that the Company’s classification of these gains/losses as components of other income/expense, net, is not appropriate. Accordingly, either revise to include these gains/losses as a component of operating income or expense or as discontinued operations, as your response indicates they should be classified. Your response and your revised disclosure should clearly explain the basis for the treatment used and should include any disclosures required by SFAS No. 144, as applicable.

Response: The Company advises the Staff that in addition to the materiality considerations described in its previous response, the Company has considered the magnitude of the gain or loss on disposal as well as the operations of the components in relation to the Company’s operating income and net earnings for the various periods. The Company has also considered the qualitative factors discussed in SAB Topic 1:M. Based on this assessment, the Company advises the Staff that it has complied with this comment by reclassifying gains/losses on disposal of assets as a component of operating income.

Note L – Segment Data, page F-24
12.	Please tell us what assets you have allocated to “identifiable assets” per your revised disclosure in response to our prior comment 71. Include the major classes of assets you have allocated by geographic area, including domestic operations.

Response: The Company advises the Staff that the identifiable assets allocated to our international operations in response to the Staff’s prior comment 71 were before elimination of intercompany accounts. The Company has revised its disclosure of identifiable assets from its foreign operations after elimination of such intercompany accounts.

******

November 14, 2005

     If you have any additional comments or questions, please feel free to contact the undersigned at (210) 270-9367 or Roy Goldman at (212) 318-3219.
Very truly yours,
/s/   Daryl L. Lansdale, Jr.
Daryl L. Lansdale, Jr.
Enclosures

cc:	Ted Yu (Securities and Exchange Commission)
Cheryl Grant (Securities and Exchange Commission)
Linda Cverkel (Securities and Exchange Commission)
Heather Tress (Securities and Exchange Commission)
Randall T. Mays (Clear Channel Communications, Inc.)
John T. Tippit (Clear Channel Communications, Inc.)
Hamlet T. Newsom Jr. (Clear Channel Communications, Inc.)
Roy L. Goldman (Fulbright & Jaworski L.L.P.)
John W. White (Cravath, Swaine & Moore LLP)